UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016300

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- 25555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ajax Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 322
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th Street, Suite 300	Minneapolis	MN	55409-1436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Jan-Peter Breugelmans
Notary Public, State of Illinois
Lake County
My Commission Expires March 31, 2014

02.18.11

Notary Public

Signature

C.O.O.

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJAX INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2010

AJAX INVESTMENTS, L.L.C.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2010

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Members
Ajax Investments, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ajax Investments, L.L.C. as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ajax Investments, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP
LarsonAllen LLP

Minneapolis, Minnesota
February 1, 2011

AJAX INVESTMENTS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents	$	186,029
Accounts Receivable		94,129
Other Assets		1,824
Total Assets	$	281,982

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$	356
Commissions Payable		153,912
Members' Equity		127,714
Total Liabilities and Members' Equity	$	281,982

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 413,333
Interest	101
Total Revenues	413,434
EXPENSES	
Commissions	244,528
Professional Fees	50,648
Other Operating Expenses	38,430
Total Expenses	333,606
NET INCOME	$ 79,828

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

BALANCE, DECEMBER 31, 2009	$	560,126
Net Income		79,828
Capital Contribution		15,000
Distributions to Members		(527,239)
BALANCE, DECEMBER 31, 2010	$	127,715

See accompanying Notes to Financial Statements.

AJAX INVESTMENTS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 79,828
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Increase in Assets:	
Commissions Receivable	(94,129)
Increase (Decrease) in Current Liabilities:	
Accounts Payable	(103)
Commissions Payable	78,831
Net Cash Provided by Operating Activities	64,427
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions Made by Members	15,000
Distributions Paid to Members	(527,240)
Net Cash Used by Financing Activities	(512,240)
NET DECREASE IN CASH	(447,813)
Cash - Beginning of Year	633,842
CASH - END OF YEAR	$ 186,029

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ajax Investments, LLC (the Company) is a Delaware Limited Company that is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company has regulatory authority to engage in a number of different lines of business. During 2010, the Company's business activities primarily consisted of a commission referral business, pursuant to which the Company introduced clients to securities corporations who provide investment advisory services for these clients. The Company did not take positions in securities or any assets on behalf of customers during the year. The Company is wholly-owned by Ajax Advisors, LLC (Advisors).

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition and Commissions Receivable

The Company recognizes commission revenue as it is earned, based on the contractual agreements with the respective parties. Commissions receivable represent commissions earned as of December 31, 2010. Management evaluates collectibility based on the aging of the respective receivables and specific situations involved with individual transactions. At December 31, 2010, an allowance for doubtful accounts was not considered necessary.

Income Taxes

The Company was established as a Limited Liability Company. Accordingly, net income is specifically allocated and taxes to the individual member. No income tax provision has been included in these financial statements.

The Company has adopted the provision of Accounting for Uncertainty in Income Taxes. These new rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it more likely than not that the position will be sustained on audit based on the technical merit of the position. The change in accounting did not have a material impact on the Company's financial statements.

The Company is not subject to federal or state income tax examinations for taxable years prior to 2007.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 1, 2011, the date the financial statements were available to be issued.

NOTE 2 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $31,761, which was $21,476 in excess of its required net capital of $10,285. The Company's aggregate indebtedness to net capital ratio was 4.86 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases office space in Highland Park, Illinois under an operating lease that requires monthly rental payments of approximately $1,950 plus its share of operating expenses through September 30, 2012.

Rental expense was $23,663 for the year ended December 31, 2010.

NOTE 3 COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Lease (Continued)

Future minimum lease payments under this operating lease are as follows:

Year Ending December 31,	Amount
2011	$ 17,567
2012	18,182
Total	$ 35,749

Economic Dependence

The Company earned 98% of its revenues from 2 customers. At December 31, 2010, there was $92,149 of commissions receivable due from one of these customers. The ongoing operation of the Company is not economically dependent on either its ability to continue doing business with these customers as these were one-time events.

Concentration of Risk

Substantially all cash is deposited in one financial institution. At times, amounts on deposit may be in excess of the FDIC insurance limit.

SUPPLEMENTARY INFORMATION

AJAX INVESTMENTS, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total Assets	$ 281,982
Less: Nonallowable Assets	(95,953)
Adjusted Assets	186,029
Total Liabilities	154,268
Net Capital before Haircuts on Securities Positions	31,761
Less: Haircuts on Securities Positions (Cash Equivalents)	-
Net Capital	31,761
Minimum Adjusted Net Capital Required (Greater of 6 2/3% Aggregate Indebtedness ($154,268) or $5,000)	10,285
Excess Net Capital	$ 21,476
Aggregate Indebtedness:	
Commissions Payable	$ 154,268
Ratio:	
Aggregate Indebtedness to Net Capital	4.86 to 1

There is no difference between the Company's computation of net capital per the unaudited December 31, 2010 FOCUS Report (From X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

No computation of reserve requirements has been made because Ajax Investments, L.L.C. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

AJAX INVESTMENTS, L.L.C.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

No information relating to possession or control requirements has been made because Ajax Investments, L.L.C. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Members
Ajax Investments, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Ajax Investments, L.L.C. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorized and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Ajax Investments, L.L.C.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and governance on February 1, 2011.

We understand that practices and procedures that accomplish the objections referred to in the second paragraph of this report are considered by the SEC to be adequate or its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

LarsonAllen LLP

LarsonAllen LLP

Minneapolis, Minnesota
February 1, 2011